                                                Filed pursuant to rule 424(B)(2)
                                                      Registration No. 333-78727
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JUNE 2, 1999)

                                1,200,000 SHARES

                         ENTERTAINMENT PROPERTIES TRUST
                      COMMON SHARES OF BENEFICIAL INTEREST
[CIBC graphic]

--------------------------------------------------------------------------------

Entertainment Properties Trust is a self-administered real estate investment trust that invests in entertainment-related properties. As of March 31, 1999, our real estate portfolio comprised 21 megaplex theatre properties located in eleven states and one entertainment-themed retail center development property located in Westminster, Colorado. We also own land parcels and related properties adjacent to several of our theatre properties.

To preserve our qualification as a real estate investment trust for federal income tax purposes, we impose certain restrictions on ownership of our common shares. You should read the information under the heading "Description of Common Shares" and "Federal Income Tax Consequences" in the accompanying Prospectus for a description of these restrictions.

We are offering and selling 1,200,000 common shares of beneficial interest with this Prospectus Supplement. Our common shares are listed for trading on the New York Stock Exchange under the symbol "EPR." The last reported sale price of our common shares on the New York Stock Exchange on June 3, 1999 was $18.625 per share. See "Price Range of Common Shares and Dividends."

The underwriter will purchase the common shares from Entertainment Properties Trust at a price of $17.58 per share, resulting in $21,096,000 aggregate net proceeds (before expenses) to Entertainment Properties Trust.

The underwriter may offer the common shares in transactions in the over-the-counter market or through negotiated transactions at market prices or at negotiated prices. The underwriter may not offer the common shares to the public through the facilities of a national securities exchange or to or through a market maker otherwise than on an exchange. See "Underwriting."

INVESTING IN THE COMMON SHARES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 3 OF THE ATTACHED PROSPECTUS.

This offering is being underwritten by CIBC World Markets Corp. on a firm commitment basis, which means that it must purchase all of the common shares if any are purchased. The underwriter's purchase of the shares is subject to a number of conditions. We have granted an over-allotment option to the underwriter. Under this option, the underwriter may elect to purchase a maximum of 180,000 additional common shares from us within 30 days following the date of this Prospectus Supplement to cover over-allotments. Delivery of the common shares is expected in New York, New York on or about June 9, 1999.

--------------------------------------------------------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           [CIBC World Markets logo]

            THE DATE OF THIS PROSPECTUS SUPPLEMENT IS JUNE 3, 1999.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
PROSPECTUS SUPPLEMENT
Incorporation of Certain Documents by Reference.............   S-3
Forward-Looking Statements..................................   S-3
The Company.................................................   S-4
Price Range of Common Shares and Dividends..................   S-5
Use of Proceeds.............................................   S-5
Selected Financial Data.....................................   S-6
Underwriting................................................   S-7
Legal Matters...............................................   S-8
Experts.....................................................   S-8
PROSPECTUS
About This Prospectus.......................................     1
Where You Can Find More Information.........................     1
Incorporation of Certain Documents by Reference.............     1
Forward-Looking Statements..................................     2
Risk Factors................................................     3
Business and Properties.....................................     7
Use of Proceeds.............................................    12
Federal Income Tax Consequences.............................    12
Description of Common Shares................................    21
Plan of Distribution........................................    23
Legal Matters...............................................    24
Experts.....................................................    24

                      ------------------------------------

For purpose of this Prospectus Supplement, we sometimes refer to ourselves as "EPR" or the "Company" and our status as a real estate investment trust as a "REIT."

Our executive offices are located at 1200 Main Street, Suite 3250, Kansas City, Missouri 64105 and our telephone number is (816)472-1700. Our web site is located at www.eprkc.com.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to "incorporate by reference" the information we file with the SEC, which means we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this Prospectus Supplement. Any statement contained in a document that is incorporated by reference in this Prospectus Supplement is automatically updated and superseded if information contained in this Prospectus Supplement, or information we later file with the SEC, modifies or replaces that information.

We have filed the documents listed below under the Exchange Act (File No. 1-13561) and these documents are incorporated by reference in this Prospectus
Supplement:

  1. Entertainment Property Trust's Annual Report on Form 10-K for the year ended December 31, 1998.

  2. Entertainment Property Trust's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.

  3.    Entertainment Property Trust's Proxy Statement dated March 30, 1999.

  4. All documents that we may file under Section 13(a), 14 or 15(d) of the Exchange Act after the date of this Prospectus Supplement and prior to the termination of the offering of the common shares are covered by this Prospectus Supplement.

To obtain a free copy of any of the documents incorporated by reference in this Prospectus Supplement (other than Exhibits, unless they are specifically incorporated by reference in the documents), please contact us at Investor Relations Department, Entertainment Properties Trust, 1200 Main Street, Suite 3250, Kansas City, Missouri, 64105, telephone number (816) 472-1700, facsimile
(816) 472-5794, e-mail info@eprkc.com.

Our SEC filings are also available from our Internet website at http://www.eprkc.com.

As you read these documents, you may find some differences in information from one document to another. If you find differences between the documents and this Prospectus Supplement, you should rely on the statements made in the most recent document.

YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR CONTAINED IN THIS PROSPECTUS OR ANY SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT OR ADDITIONAL INFORMATION. WE ARE NOT MAKING AN OFFER TO SELL NOR ARE WE SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS.

                           FORWARD-LOOKING STATEMENTS

With the exception of historical information, this Prospectus Supplement and our reports filed under the Exchange Act and incorporated by reference in this Prospectus Supplement contain forward-looking statements, such as those pertaining to the acquisition of properties, our capital resources and our results of operations. Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of actual events. There is no assurance the events or circumstances reflected in the forward-looking statements will occur. You can identify forward-looking statements by use of words such as "will be," "intend," "continue," "believe," "may," "expect," "hope," "anticipate," "goal," "forecast," or other comparable terms, or by discussions of strategy, plans or intentions. Forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise. Our actual financial condition, results of operations or business may vary materially from those contemplated by these forward-looking statements and involve various uncertainties, including but not limited to the factors described in the attached Prospectus under "Risk Factors." We caution you not to place undue reliance on any forward-looking statements, which reflect our analysis only.

                                  THE COMPANY

We are a Maryland-incorporated REIT formed to capitalize on opportunities created by the development of destination entertainment and entertainment-related properties, including megaplex theatre complexes and entertainment-themed retail centers ("ETRC's"). We are the first publicly-traded REIT formed exclusively to invest in entertainment-related properties.

We believe that we have operated, and we intend to continue to operate, in such a manner as to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code").

Our growth strategy includes:

  - Purchasing additional properties pursuant to existing agreements between EPR and leading theatre operators.

  - Developing or acquiring additional megaplex theatre properties and leasing those properties to qualified theatre exhibitors.

  - Developing or acquiring, and leasing to qualified operators or master tenants, ETRC's and single-tenant, out-of-home, location-based entertainment and entertainment-related properties.

Our operating strategy includes:

  - Purchasing single-tenant properties supported by long-term leases or multi-tenant properties that are substantially leased to minimize the risks inherent in initial leasing.

  - Structuring leases, where possible, on a triple-net or similar basis under which the tenants bear substantially all operational expenses connected with the properties.

  - Structuring leases for contractual increases in rent and/or percentage rent based upon a percentage of a tenant's gross sales over a pre-determined level.

  - Developing and maintaining long-term working relationships with theatre, restaurant, retail and other entertainment-related business operators and developers.

  -     Diversifying our asset base by property type and tenant.

Our capitalization strategy includes:

  - Employing moderate leverage, including our Bank Credit Facility (as described herein), to fund additional acquisitions.

  - Pursuing joint venture opportunities and other arrangements to fund additional property acquisitions.

  - Maintaining a debt-to-total capitalization ratio consistent with prudent management and market expectations.

  - Paying regular distributions and periodically increasing distributions to shareholders to the extent expected increases in FFO (as defined herein) and cash available for distribution (net earnings plus depreciation and amortization minus capital expenditures and principal payments on indebtedness) are realized.

                   PRICE RANGE OF COMMON SHARES AND DIVIDENDS

The following table shows the high and low sale prices for our common shares for the periods indicated as reported by the New York Stock Exchange ("NYSE") and the dividends per common share paid by us with respect to each such period.

                                                           HIGH      LOW      DIVIDENDS
                                                          ------    ------    ---------
1997
Fourth Quarter(1).......................................  $19.75    $19.00      $0.18
1998
First Quarter...........................................  $20.00    $19.19      $0.40
Second Quarter..........................................  $19.81    $18.25      $0.40
Third Quarter...........................................  $18.88    $14.81      $0.40
Fourth Quarter..........................................  $18.94    $16.00      $0.40
1999
First Quarter...........................................  $17.44    $15.63      $0.42
Second Quarter (through June 4, 1999)...................  $19.94    $16.25      --   (2)

------------------------
(1) For the period from November 18, 1997 to December 31, 1997.
(2) Not yet declared.

On June 3, 1999, the last reported sale price of our common shares on the NYSE was $18.625 per share. Generally, we expect to pay dividends to our common shareholders on or about the 15th day of each January, April, July and October. Dividends are paid at the discretion of our Board of Trustees and will depend on our FFO, our financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Code, and such other factors as our Board of Trustees deems relevant. Our Bank Credit Facility limits the payment of dividends to 90% of FFO; however, the Bank Credit Facility permits us at all times to pay such dividends as are required to maintain our status as a REIT. See "Risk Factors -- Debt Restrictions May Affect Operations and Negatively Affect Our Ability to Repay Indebtedness at Maturity" in the accompanying Prospectus. In 1998, the annual dividend represented approximately 84.7% of FFO. The dividend paid in the first quarter of 1999 represented approximately 75.5% of FFO.

We have implemented a dividend reinvestment and direct share purchase plan under which our shareholders may elect to automatically reinvest their dividends in our common shares. To fulfill our obligations under this dividend reinvestment and direct share purchase plan, we may, from time to time, issue additional common shares or repurchase shares in the open market.

Distributions by us to the extent of our current earnings and profits for federal income tax purposes are taxable to shareholders as ordinary dividend income. Distributions in excess of our earnings and profits generally are treated as a non-taxable return of capital to the extent of a shareholder's basis in the common shares. A return of capital distribution has the effect of deferring taxation until a shareholder's sale of the common shares.

                                USE OF PROCEEDS

The net proceeds to us from the sale of the common shares are expected to be approximately $21.1 million (approximately $24.3 million if the Underwriter's over-allotment option is exercised in full). We intend to use those proceeds either to acquire properties which meet our investment objectives or to pay down our Bank Credit Facility which can then be drawn upon to acquire properties. The Bank Credit Facility has an interest rate of the London Inter-Bank Offered Rate ("LIBOR") plus 1.75% (currently 6.95%) and matures in March 2001. As of March 31, 1999, the principal balance of the Bank Credit Facility was approximately $106 million.

Pending application of net proceeds, we will invest net proceeds in interest-bearing accounts and short-term interest-bearing securities which are consistent with our qualification as a REIT.

Although we have evaluated a number of properties which meet our investment objectives, we have not signed a definitive agreement to acquire any specific properties with the proceeds of this offering. Any future acquisition would be subject to a number of conditions, including a review of the property design, construction, location and negotiation and documentation of acquisition and lease terms.

                            SELECTED FINANCIAL DATA

This table includes selected historical financial data of EPR. You should read carefully the consolidated financial statements and schedule included in EPR's annual report on Form 10-K for the year ended December 31, 1998 and the unaudited consolidated financial statements included in EPR's quarterly report on Form 10-Q for the three months ended March 31, 1999. The selected data in this Section are not intended to replace the consolidated financial statements and schedule included in our annual report on Form 10-K for the year ended December 31, 1998 or the unaudited financial statements included in our quarterly report on Form 10-Q for the three months ended March 31, 1999, each of which is incorporated by reference herein. Figures are expressed in thousands except per share data.

                                               THREE MONTHS                    PERIOD FROM
                                                  ENDED         YEAR ENDED     AUGUST 29 TO
                                                MARCH 31,      DECEMBER 31,    DECEMBER 31,
                                                   1999            1998            1997
                                               ------------    ------------    ------------
                                               (UNAUDITED)
OPERATING DATA:
Rental revenue...............................   $  11,497       $  35,031       $   1,887
Net income...................................       5,438          19,238           1,442
Net income per common share:
  Basic......................................        0.39            1.39            0.10
  Diluted....................................        0.39            1.39            0.10
Cash dividends declared per basic common
  share......................................        0.42            1.60            0.18
Funds from operations(1).....................       7,686          26,213           2,101
Funds from operations per common share
  Basic......................................        0.56            1.90            0.15
  Diluted....................................        0.55            1.89            0.15
Weighted average number of common shares
  outstanding
  Basic......................................      13,814          13,802          13,800
  Diluted....................................      13,892          13,880          13,860

                                                MARCH 31,      DECEMBER 31,    DECEMBER 31,
                                                   1999            1998            1997
                                                ---------       ---------       ---------
BALANCE SHEET DATA:
Total assets.................................   $ 472,810       $ 464,371       $ 259,488
Long term debt...............................     213,739         206,037          --
Shareholders' equity.........................     248,238         248,562         251,226

---------------------------
(1) We compute funds from operations ("FFO") in accordance with standards established by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") in the White Paper. The White Paper defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from debt restructuring and sales of property, and excluding amounts for extraordinary and non-recurring items, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures.

                                  UNDERWRITING

The Company and CIBC World Markets Corp., as the underwriter for the offering of common shares, have entered into an underwriting agreement with respect to the shares being offered by this Prospectus Supplement. Subject to conditions, the Company has agreed to sell to the underwriter, and the underwriter has agreed to purchase from the Company, the 1,200,000 common shares offered hereby.

Under the terms and conditions of the underwriting agreement, the underwriter is committed to take and pay for all of the common shares offered hereby, if any are taken.

The underwriter proposes to offer the common shares from time to time for sale in one or more transactions in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of the sale, at prices related to prevailing market prices or at negotiated prices, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part. The underwriter may not offer the common shares to the public through the facilities of a national securities exchange or to or through a market maker otherwise than on an exchange. In connection with the sale of the common shares offered hereby, the underwriter may be deemed to have received compensation in the form of underwriting discounts. The underwriter may effect such transactions by selling common shares offered hereby to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriter and/or purchasers of common shares for whom they may act as agents or to whom they may sell as principal.

The Company has granted to the underwriter an option to purchase up to an additional 180,000 common shares at the purchase price set forth on the cover page of this Prospectus Supplement, solely to cover over-allotments, if any. The option may be exercised at any time within 30 days after the date of the underwriting agreement. To the extent that the option is exercised, the underwriter will be committed, subject to certain conditions, to purchase the additional common shares.

The Company has agreed with the underwriter not to dispose of any of its common shares or securities convertible into or exchangeable for common shares during the period from the date of this Prospectus Supplement continuing through the date 45 days after the date of this Prospectus Supplement, except with the prior written consent of the underwriter. The foregoing does not apply to (A) the issuance of common shares in exchange for properties to be acquired by the Company from time to time, (B) the issuance of common shares pursuant to the exercise of outstanding employee and trustee options or the grant or issuance of options under any existing common share option plans or (C) the issuance of common shares pursuant to any dividend reinvestment and share purchase plan.

In connection with the offering, the underwriter may purchase and sell common shares in the open market. These transactions may include short sales and purchases to cover positions created by short sales. Short sales involve the sale by the underwriter of a greater number of shares than it is required to purchase in the offering.

These activities by the underwriter may maintain or otherwise affect the market price of the common shares. As a result, the price of the common shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriter at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

The Company estimates that its total expenses for the offering will be approximately $100,000.

The Company has agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriter has provided from time to time, and may provide in the future, investment banking and other financial services to the Company. In the ordinary course of business, the underwriter may actively trade securities of the Company for its own account or for accounts of customers and, accordingly, it may at any time hold long or short positions in those securities.

                                 LEGAL MATTERS

Armstrong Teasdale LLP, Kansas City, Missouri, will issue an opinion about the legality of the common shares and EPR's qualification and taxation as a REIT under the Code. In addition, the description of EPR's taxation and qualification as a REIT in the attached Prospectus under the caption "Federal Income Tax Consequences" has relied upon the opinion of Armstrong Teasdale LLP. Certain legal matters will be passed on for the underwriter by Rogers & Wells LLP, New York, New York. As to certain matters of Maryland law, Rogers & Wells LLP will rely on the opinion of Armstrong Teasdale, LLP.

                                    EXPERTS

The consolidated financial statements and schedule of EPR appearing in our Annual Report on Form 10-K for the year ended December 31, 1998, have been audited by Ernst & Young LLP, independent auditors, as stated in their report thereon included in the Annual Report on Form 10-K and incorporated in this Prospectus Supplement by reference. Such consolidated financial statements and schedule are incorporated by reference in reliance on the report given upon the authority of that firm as experts in auditing and accounting.

PROSPECTUS
                         ENTERTAINMENT PROPERTIES TRUST
                 5,000,000 COMMON SHARES OF BENEFICIAL INTEREST

         Entertainment Properties Trust may offer common shares of beneficial interest, par value $.01 per share, from time to time. The shares will be offered for cash on terms to be determined at the time of the offering.

         The shares may be sold directly or through agents, underwriters or dealers. If any agent or underwriter is involved in selling the shares, its name, the applicable purchase price, fee, commission or discount arrangement, and the net proceeds to the Company from the sale of the shares will be listed in a Prospectus Supplement. See "Plan of Distribution."

         Our shares are traded on the New York Stock Exchange under the ticker symbol "EPR." The last reported sales price of the Shares on June 1, 1999 was $18.687 per share.

         The Company has paid regular quarterly dividends to its shareholders. See "About EPR" and "Description of Common
         Shares."

         The specific terms of an offering will be included in one or more Supplements to this Prospectus. You should read this Prospectus and the applicable Prospectus Supplement carefully before you invest.

INVESTING IN THESE SECURITIES INVOLVES CERTAIN RISKS. SEE THE "RISK FACTORS" BEGINNING ON PAGE 3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS MAY NOT BE USED FOR ANY SALES OF SHARES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

                  THE DATE OF THIS PROSPECTUS IS JUNE 2, 1999.

                             ABOUT THIS PROSPECTUS

This Prospectus is part of a registration statement that we filed with the Securities and Exchange Commission ("SEC") using a "shelf registration" process. Under this shelf process, Entertainment Properties Trust ("EPR" or the "Company") may sell up to 5,000,000 common shares of beneficial interest (the "Shares") described in this Prospectus in one or more offerings.

This Prospectus provides you with a general description of the Shares. Each time we sell Shares, we will provide a Prospectus Supplement that will contain specific information about the terms of the offering. The Prospectus Supplement may also update or change information provided in this Prospectus. You should read both this Prospectus and the applicable Prospectus Supplement together with the additional information described under "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

As a public company with securities listed on the New York Stock Exchange ("NYSE"), we must comply with the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This requires that we file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, proxy statements or other information we file at the SEC's Public Reference Rooms at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549 and at the SEC's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the SEC at 1-800-SEC-0330 for further information. Copies of these materials may be obtained by mail from the Public Reference Rooms of the SEC. You may also access our SEC filings at the SEC's Internet website (http://www.sec.gov). You can inspect reports and other information we file at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We have filed a registration statement which includes this Prospectus plus related Exhibits with the SEC under the Securities Act of 1933, as amended (the "Securities Act"). The registration statement contains additional information about EPR and the Shares. You may view the registration statement and Exhibits on file at the SEC's website. You may also inspect the registration statement and Exhibits without charge at the SEC's offices at 450 Fifth Street, N.W., Washington, D.C. 20549, and you may obtain copies from the SEC at prescribed rates.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to "incorporate by reference" the information we file with the SEC, which means we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this Prospectus. Any statement contained in a document which is incorporated by reference in this Prospectus is automatically updated and superseded if information contained in this Prospectus, or information we later file with the SEC, modifies or replaces that information.

The documents listed below have been filed by EPR under the Exchange Act (File No. 1-13561) and are incorporated by reference in this Prospectus:

  1.     EPR's Annual Report on Form 10-K for the year ended December 31, 1998.

  2.     EPR's Quarterly Report on Form 10-Q for the quarter ended March 31,
         1999.

  3.     EPR's Proxy Statement dated March 30, 1999.

  4. All documents filed by EPR under Section 13(a), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Shares covered by this Prospectus.

To obtain a free copy of any of the documents incorporated by reference in this Prospectus (other than Exhibits, unless they are specifically incorporated by reference in the documents) please contact us at Investor Relations Department, Entertainment Properties Trust, 1200 Main Street, Suite 3250, Kansas City, Missouri, 64105, telephone number (816) 472-1700, facsimile (816) 472-5794,
e-mail info@eprkc.com.

Our SEC filings are also available from our Internet website at http://www.eprkc.com.

As you read these documents, you may find some differences in information from one document to another. If you find differences between the documents and this Prospectus, you should rely on the statements made in the most recent document.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. WE MAY ONLY USE THIS PROSPECTUS TO SELL SHARES IF IT IS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT. WE ARE ONLY OFFERING THE SHARES IN STATES WHERE THE OFFER IS PERMITTED. YOU SHOULD NOT ASSUME THE INFORMATION IN THIS PROSPECTUS OR THE APPLICABLE PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THESE DOCUMENTS.

                           FORWARD-LOOKING STATEMENTS

With the exception of historical information, this Prospectus and our reports filed under the Exchange Act and incorporated by reference in this Prospectus contain forward-looking statements, such as those pertaining to the acquisition of properties, our capital resources and our results of operations. Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of actual events. There is no assurance the events or circumstances reflected in the forward-looking statements will occur. You can identify forward-looking statements by use of words such as "will be," "intend," "continue," "believe," "may," "expect," "hope," "anticipate," "goal," "forecast," or other comparable terms, or by discussions of strategy, plans or intentions. Forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise. EPR's actual financial condition, results of operations or business may vary materially from those contemplated by these forward-looking statements and involve various uncertainties, including but not limited to the factors described below under "Risk Factors." We caution you not to place undue reliance on any forward-looking statements, which reflect our analysis only.

                                  RISK FACTORS

Before you invest in our Shares, you should be aware that purchasing our Shares involves various risks, including those described below. You should carefully consider these risk factors, together with the other information in this Prospectus and accompanying Prospectus Supplement, before purchasing our Shares.

WE CANNOT ASSURE YOU WE WILL CONTINUE PAYING DIVIDENDS AT HISTORICAL RATES

Our ability to continue paying dividends at historical rates will depend on a number of factors, including our financial condition and results of future operations, the performance of lease terms by tenants, our ability to acquire, finance and lease additional properties at attractive rates, and provisions in our loan covenants.

THERE ARE RISKS ASSOCIATED WITH OUR DEBT FINANCINGS

It is our current policy to maintain a ratio of debt-to-total market capitalization of less than 50%. Nevertheless, EPR is subject to the customary risks associated with debt financing, including the risk that interest rates on our existing Bank Credit Facility or future debt financings may increase (which could reduce our ability to pay dividends), that our cash flow may be insufficient to meet debt service requirements, and that we may not be able to refinance or repay the debt as it becomes due. A portion of our debt financing is secured by mortgages on certain of our properties, which could be lost in foreclosure if we fail to meet mortgage payments.

DEBT RESTRICTIONS MAY AFFECT OPERATIONS AND NEGATIVELY AFFECT OUR ABILITY TO REPAY INDEBTEDNESS AT MATURITY

Our $150 million Bank Credit Facility contains a number of provisions that restrict the amount of secured debt we can obtain and the amount of dividends we can pay our shareholders (dividends may not exceed 90% of funds from operations ("FFO") unless a higher amount is necessary to preserve our status as a real estate investment trust ("REIT")), as well as provisions affecting the eligibility and value of properties in our borrowing base. The Bank Credit Facility matures in March 2001. Our $108 million secured mortgage facility does not mature until July 11, 2028, but is subject to a "hyper-amortization" feature commencing in 2008 which may require us to repay or refinance that debt at that time. If we cannot obtain acceptable financing to refinance this indebtedness at the appropriate time, we may have to sell properties to repay the indebtedness or certain properties could be foreclosed upon, which could adversely affect our results of operations and financial condition. If our mortgage facility is foreclosed upon, this may accelerate our Bank Credit Facility and would cause us to lose income and asset value.

POTENTIAL ENVIRONMENTAL LIABILITY

Under federal, state and local laws relating to the protection of the environment ("Environmental Laws"), a current or previous owner of real estate may be liable for contamination resulting from the presence or discharge of hazardous or toxic substances on the property. Owners may be required to investigate and remediate contamination on the property as well as contamination that has migrated from the property. Environmental Laws typically impose liability and clean-up responsibility regardless of whether the owner knew of or caused the contamination. This liability may be joint and several unless the harm is divisible and there is a reasonable basis to allocate responsibility. An owner or operator of a property may also be subject to claims by third parties based on personal injury, property damage or other costs, including investigation and clean-up costs, resulting from environmental contamination. Environmental Laws may also impose restrictions on the manner in which a property is used or transferred. These restrictions may impose expenditures. Environmental Laws also impose potential liability on parties who arrange the transportation, disposal or treatment of hazardous or toxic substances, even if they do not operate the facility at which the substances are disposed of or treated.

Our leases require tenants to operate the properties in compliance with Environmental Laws and to indemnify us against environmental liability arising from the operation of the properties. However, we could be subject to strict liability by virtue of our ownership of the properties. There is also a risk that tenants may not satisfy their environmental compliance and indemnification obligations under the leases. Any of these conditions could have an adverse effect on our results of operations and financial condition and our ability to service our debt and pay dividends to shareholders.

GENERAL RISKS OF OWNING REAL ESTATE

Although our lease terms obligate the tenants to bear substantially all of the costs of operating the properties, EPR is subject to the general risks of investing in real estate. These include the performance of lease terms by tenants, changes in economic conditions, local conditions (such as oversupply of megaplex theatres or other entertainment-related properties), the lease rates we are able to obtain, the supply and price of quality entertainment properties, the impact of Environmental Laws, changes in tax, zoning and other laws, and other real estate risks. In the case of entertainment-themed retail centers ("ETRC's"), we may bear the risk of finding a sufficient number of suitable tenants to permit the centers to operate profitably and provide a return to the Company. These centers may also be subject to fluctuations in occupancy rates, which would also affect our operating results. If we enter into joint ventures with developers to develop megaplex theatres or ETRC's, we will bear the risk that the joint venture partner may not perform, which could create delays in construction or leasing. There is no assurance tenants will elect to renew their leases. If a tenant does not renew its lease or defaults on its lease obligations, there is no assurance we could obtain a substitute tenant on acceptable terms. We may be required to modify a megaplex theatre property in order to release it, which could entail a significant capital cost. If any such property is a ground leased property, we would be required to continue making the ground lease payments or risk losing the property. If we ever desire or are required to sell or refinance a property, we will be subject to risks arising from fluctuations in interest rates and real estate values and credit availability. In addition, real estate investments are relatively illiquid, which would limit our ability to sell properties if required to meet debt obligations or generate operating capital.

THE NEED TO RAISE ADDITIONAL CAPITAL TO FUND PROPERTY ACQUISITIONS

Our ability to acquire additional properties will depend on our ability to obtain additional financing on favorable terms, which will in turn be dependent on factors such as conditions in equity or credit markets and the performance of REITs generally. EPR has filed the registration statement, which includes this Prospectus, for the purpose of raising funds for the acquisition of properties or paying down debt which may then be used to acquire properties, but the actual amount of proceeds we will raise under this Prospectus and the Prospectus Supplements cannot be predicted at this time. We may seek to leverage the proceeds raised in one or more offerings under this Prospectus and Prospectus Supplements by incurring additional borrowing or entering into joint ventures, but the availability of these types of financings cannot be assured.

CONSEQUENCES OF FAILURE TO QUALIFY AS A REIT

Our ability to continue qualifying as a REIT will depend on our compliance with a number of conditions under the Internal Revenue Code of 1986, as amended (the "Code"), as well as possible future legislation, new regulations, administrative interpretations or court decisions. If we fail to maintain our REIT qualification for any reason, we would be subject to corporate taxation and would not be entitled to a tax deduction for dividends paid to our shareholders. This would significantly reduce the funds available for distribution to our shareholders. In addition, any loss of our REIT status would mean we would no longer be required to pay dividends to our shareholders.

DEPENDENCE ON A SINGLE TENANT AND LEASE GUARANTOR FOR A SUBSTANTIAL PORTION OF LEASE REVENUES

Approximately 70% of our properties are leased to America Multi-Cinema, Inc. or its subsidiaries ("AMC"), a subsidiary of AMC Entertainment, Inc. ("AMCE") which has guaranteed AMC's performance under those leases. EPR has diversified and expects to continue diversifying its asset base by entering into lease transactions with a number of other quality operators, but EPR's revenues and its continuing ability to pay shareholder dividends remain substantially dependent on AMC's performance under its leases and AMCE's performance under its guaranty. Peter C. Brown, the Chairman of our Board of Trustees, is Co-Chairman, President and a director of AMCE and Executive Vice President and Chief Financial Officer of AMC. Mr. Brown does not participate in discussions with AMC regarding acquisition or lease terms.

OPERATING RISKS IN THE ENTERTAINMENT INDUSTRY THAT MAY AFFECT THE OPERATIONS OF EPR'S TENANTS

The ability of our tenants to operate successfully in the entertainment industry and remain current on their lease obligations depends on a number of factors, including the availability and popularity of motion pictures, the performance of those pictures in tenants' markets, the allocation of popular pictures to tenants and the terms on which the pictures are licensed. Neither EPR nor our tenants have control over the operations of motion picture distributors. Megaplex movie theatres require greater capital expenditures than the previous generation of multiplex theatres. Our ability to recover our investment in these properties in the event of a default by tenants under the leases is uncertain. The success of "out-of-home" entertainment venues such as megaplex theatres and ETRC's also depends on general economic conditions and the willingness of consumers to spend time and money on out-of-home entertainment. The development of megaplex movie theatres has rendered many older multiplex theatres obsolete. To the extent tenants own or operate a substantial number of multiplexes, the financial condition of those tenants could be adversely affected by this trend. Megaplex theatre operators could also be adversely affected by any overbuilding of megaplex theatres in their markets.

SOME LOSSES ARE NOT INSURED AGAINST

Our leases require tenants to insure the properties against casualty, workers' compensation claims and other perils. However, there are some risks (such as hurricanes, earthquakes and wars) that are either not insurable or only insurable at prohibitive cost. If an uninsured loss occurs, we could lose our investment in a property and the anticipated lease revenue from the property.

THERE ARE RISKS IF TENANTS BECOME BANKRUPT

If any of our tenants or lease guarantors is the subject of a bankruptcy proceeding, the tenant or lease guarantor could reject the lease or guaranty, which could deprive us of the rental revenue from that property and would leave us only with a limited claim for damages.

THERE ARE RISKS INVOLVED IN REAL ESTATE DEVELOPMENT

Our ETRC development in Westminster, Colorado and any future ETRC's or other properties we may seek to develop will involve risks not typically encountered in the purchase and lease-back of megaplex theatres which are developed by the operator. Although our officers have experience in real estate development, we do not employ a significant in-house development staff. Although this permits us to operate more efficiently, it will require us to rely on joint venture partners or other developers with which we work. There can be no assurance these parties will successfully develop those properties or that cost overruns or other problems will not be encountered in the development process.

DEPENDENCE ON EXECUTIVE OFFICERS

EPR's success depends to a large extent upon the experience and abilities of our executives, including our Chairman, Peter C. Brown, our President, Robert L. Harris, and our Chief Operating Officer and Chief Financial Officer, David M. Brain. The loss of any of these executives' services could have a material adverse effect on the Company.

THE IMPACT OF GOVERNMENT REGULATION

EPR's properties are subject to federal, state and local laws and regulations, including zoning, public access, environmental and other regulations and the Americans with Disabilities Act. Although our tenants have assumed the responsibility to comply with these laws and regulations, the cost of that compliance adds to our tenants' cost of doing business which could have an impact on their lease performance. If tenants fail to comply with these laws or regulations, EPR may be required to do so, which would affect our operating results and could affect the amount of shareholder dividends.

THE EFFECT OF COMPETITION

Although EPR is the first publicly-held REIT formed exclusively to invest in entertainment-related properties, EPR faces competition from other suppliers of capital to the entertainment industry and may in the future be subject to competition from other entertainment REITs.

ANTI-TAKEOVER PROVISIONS WHICH MAY AFFECT SHAREHOLDER VALUE

There are a number of provisions in EPR's Declaration of Trust, Maryland law and agreements with AMCE which could make it more difficult for a party to make a tender offer for our Shares or complete a takeover of EPR which is not approved by the Board of Trustees. These include provisions for a staggered Board of Trustees, a limit on beneficial ownership of Shares as described in "Description of Common Shares," the ability of the Board of Trustees to issue preferred shares or reclassify preferred or common shares without shareholder approval, limits on the ability of shareholders to remove trustees without cause, a requirement for advance notice of shareholder proposals at annual shareholder meetings, provisions of Maryland law restricting business combinations and control share acquisitions not approved by the Board of Trustees, and AMCE's ability to terminate a Right to Purchase Agreement for additional megaplex theatre properties in the event of a change in control of EPR. Any or all of these provisions could delay or prevent a change in control of EPR, even if the change were in the shareholders' interests or offered a greater return to shareholders.

EFFECT OF MARKET INTEREST RATES ON SHARE PRICES

The annual yield on the price paid for our Shares from dividends paid by EPR may influence the public market price for our Shares. An increase in market interest rates may persuade persons who may otherwise invest in our Shares to seek higher yields from their investments, which may adversely affect the market price for our Shares.

SHARES AVAILABLE FOR FUTURE SALE

We cannot predict the effect, if any, that future sales of Shares or exercises of Share options for future sales may have on the market price for our Shares. Sales of substantial amounts of our Shares, or the perception that those sales could occur, may adversely affect the market price for our Shares.

                            BUSINESS AND PROPERTIES

BUSINESS

EPR was formed on August 22, 1997 as a Maryland-incorporated real estate investment trust. We completed an initial public offering of our Shares on November 18, 1997.

EPR is a self-administered REIT. Our real estate portfolio currently consists of 21 megaplex theatre properties located in eleven states and one ETRC development property located in Westminster, Colorado. We also own land parcels and related properties adjacent to several of our theatre properties. Our theatre properties are leased to leading theatre operators, including AMCE, Consolidated Theatres, Muvico Entertainment LLC ("Muvico") and Edwards Theatre Circuits, Inc ("Edwards"). We have also agreed to acquire theatre properties to be operated by Regal Cinemas and Loews Cineplex Entertainment.

Megaplex theatres typically have at least 14 screens with predominantly stadium-style seating (seating with elevation between rows to provide unobstructed viewing) and are equipped with amenities that significantly enhance the audio and visual experience of the patron. We believe the development of megaplex theatres has accelerated the obsolescence of many existing movie theatres by setting new standards for moviegoers, who, in our experience, have demonstrated their preference for the more attractive surroundings, wider variety of films, superior customer service and more comfortable seating typical of megaplex theatres.

We expect the development of megaplex theatres to continue in the United States and abroad in the immediate future. As a result of the significant capital commitment involved in building these properties and the experience and industry relationships of our management, we believe EPR will continue to have opportunities to provide capital to businesses that seek to develop and operate these properties but would prefer to lease rather than own the properties. We believe our ability to finance these properties will enable EPR to continue to grow and diversify its asset base.

As a REIT, EPR primarily leases its properties to tenants on a triple-net basis and does not operate its properties. Instead, the tenants, and not the Company, assume the primary risks involved in the operation of the properties.

BUSINESS OBJECTIVES AND STRATEGIES

Our business objectives are to continue enhancing shareholder value by achieving predictable and increasing FFO per Share (defined as net income plus depreciation divided by the number of Shares outstanding) and acquiring and developing a diversified portfolio of high-quality properties leased to entertainment and entertainment-related business operators, generally under long-term triple-net leases. We intend to achieve these objectives by continuing to execute the Growth Strategies, Operating Strategies and Capitalization Strategies described below:

GROWTH STRATEGIES

  - Purchasing additional properties pursuant to existing agreements between EPR and leading theatre operators.

  - Developing or acquiring additional megaplex theatre properties and leasing those properties to other qualified theatre exhibitors.

  - Developing or acquiring, and leasing to qualified operators or master tenants, ETRC's and single-tenant, out-of-home, location-based entertainment and entertainment-related properties.

Future Properties. Pursuant to agreements with AMC's parent, AMCE, and with Edwards, Muvico and others, EPR has the right to acquire and lease back to the operator a number of existing and future megaplex theatre properties. See "Tenants and Leases" and "Pending Acquisitions" under "Properties" for a discussion of these agreements.

Other Megaplex Properties. We intend to pursue acquisitions of other high-quality properties from operators with a strong market presence and believe we will continue to have opportunities to purchase megaplex theatres developed by these operators.

Entertainment-Themed Retail Centers. We intend to pursue acquisitions of additional ETRC's, which are generally large multi-tenant retail developments that incorporate such elements as megaplex theatres, restaurants, book and/or music superstores, interactive entertainment venues and other specialty retail or leisure-time activities. EPR believes the most important component of an ETRC is a megaplex theatre because it attracts substantial customer traffic to the site. ETRC's typically provide a family entertainment experience by creating an atmosphere of fun and excitement. We believe that by broadening the traditional retail shopping concept, ETRC's attract a greater number of customers to spend more time and money at a single location. We also believe access to capital in this developing market is generally limited for all but the largest entertainment companies. As a result of the significant capital commitment involved in developing these projects and the experience and relationships of our management, we believe we will have opportunities to provide capital to businesses that seek to develop and operate these properties but would prefer to lease rather than own the properties. Our ability to finance the acquisition and development of these properties should enable EPR to grow and diversify its asset base.

We believe we will have opportunities to provide capital to developers and operators of entertainment and entertainment-related properties due to our strong capital base of shareholders' equity, the proceeds to be raised in this offering and funds available under our Bank Credit Facility. We also believe we should be in a position to acquire new properties for Shares or a combination of cash and Shares, creating the opportunity for transactions structured on a tax-deferred basis to the seller (though a subsidiary partnership or otherwise) and thereby potentially reducing the price that would be paid in all-cash transactions. We have filed a registration statement with the Securities and Exchange Commission for the purpose of registering up to 5,000,000 Shares for potential issuance in exchange for the acquisition of properties. Any of these methods would reduce the amount of cash we would otherwise invest in properties.

OPERATING STRATEGIES

  - Purchasing single-tenant properties supported by long-term leases or multi-tenant properties that are substantially leased to minimize the risks inherent in initial leasing.

  - Structuring leases, where possible, on a triple-net or similar basis under which the tenants bear substantially all operational expenses connected with the properties.

  - Structuring leases for contractual increases in rent and/or percentage rent based upon a percentage of a tenant's gross sales over a pre-determined level.

  - Developing and maintaining long-term working relationships with theatre, restaurant, retail and other entertainment-related business operators and developers.

  - Diversifying our asset base by property type and tenant.

Lease Risk Minimization. To avoid initial lease-up risks and produce a predictable income stream, we intend to acquire single-tenant properties that are leased under long-term leases or multi-tenant properties that are substantially leased or leased to a master tenant. We believe our willingness to make long-term investments in properties offers tenants financial flexibility and allows tenants to allocate capital to their core businesses.

Lease Structure. We intend to structure leases, where possible, on a triple-net or similar basis under which the tenants bear the principal portion of the financial and operational responsibility for the properties. During each lease term and any renewal periods, we intend to provide for periodic increases in rent and/or percentage rent based upon a percentage of the tenant's gross sales over a pre-determined level.

Tenant Relationships. We will seek to develop and maintain long-term working relationships with theatre, restaurant and other entertainment-related business operators and developers by providing capital for multiple properties on a national or regional basis, thereby enhancing efficiency and value to those operators and to EPR. In addition to existing tenants, we will target tenants whose competitive position and financial strength are deemed adequate to meet their obligations throughout the lease terms.

Portfolio Diversification. EPR will endeavor to further diversify its asset base by property type and tenant. In pursuing this diversification strategy, we will target theatre, restaurant, retail and other entertainment-related business operators which we view as leaders in their market segments and which have the financial strength to compete effectively and perform under their leases with the Company. If, as expected, ETRCs include an increasing number of diverse tenants, we expect to be able to serve the widening demands of this market and include additional complementary properties in our portfolio.

CAPITALIZATION STRATEGIES

  - Employing moderate leverage, including the Bank Credit Facility, to fund additional acquisitions.

  - Pursuing joint venture opportunities and other arrangements to fund additional property acquisitions.

  - Maintaining a debt-to-total capitalization ratio consistent with prudent management and market expectations.

  - Paying regular distributions and periodically increasing distributions to shareholders to the extent expected increases in FFO and Cash Available for Distribution (net earnings plus depreciation and amortization minus capital expenditures and principal payments on indebtedness) are realized.

Moderate Use of Leverage; Debt-to-Total Capitalization. We endeavor to enhance shareholder return through the moderate use of leverage. As of March 31, 1999, we had a $150 million Bank Credit Facility with approximately $44 million in loan availability. We may reduce the principal balance of the Bank Credit Facility with net proceeds from this offering and use advances under the Bank Credit Facility to finance the acquisition of properties. In addition, we may in the future obtain additional secured debt and/or refinance our existing unsecured debt with long-term debt or proceeds from the issuance of additional equity as circumstances warrant and opportunities to do so become available. We expect to maintain a debt-to-total capitalization ratio (i.e., total debt as a percentage of shareholders' equity plus total debt) of less than 50%.

Joint Ventures. We will examine and pursue potential joint venture opportunities with institutional investors or developers if they are considered to add value to our shareholders. We may employ higher leverage in such joint ventures.

Payment of Regular Distributions. We have paid and expect to continue paying quarterly dividend distributions to our shareholders. Among the factors the Board of Trustees considers in setting the dividend rate are the Company's results of operations, including FFO per Share, and the Company's Cash Available for Distribution. We expect to periodically increase distributions as FFO and Cash Available for Distribution increase and as other considerations and factors warrant.

PROPERTIES

The following table lists the Company's properties, their locations, acquisition dates, number of theatre screens, number of seats, gross square footage, and the tenant.

                                                                               BUILDING
                                              ACQUISITION                       (GROSS
PROPERTY                      LOCATION           DATE       SCREENS   SEATS     SQ. FT)       TENANT
--------                  -----------------   -----------   -------   ------   ---------   ------------
Grand 24(3).............  Dallas, TX             11/97         24      5,067      98,175   AMC
Mission Valley
  20(1)(3)..............  San Diego, CA          11/97         20      4,361      84,352   AMC
Promenade 16(3).........  Los Angeles, CA        11/97         16      2,860     129,822   AMC
Ontario Mills 30(3).....  Los Angeles, CA        11/97         30      5,469     131,534   AMC
Lennox 24(1)(3).........  Columbus, OH           11/97         24      4,412      98,261   AMC
West Olive 16(3)........  St. Louis, MO          11/97         16      2,817      60,418   AMC
Studio 30(3)............  Houston, TX            11/97         30      6,032     136,154   AMC
Huebner Oaks 24(3)......  San Antonio, TX        11/97         24      4,400      96,004   AMC
First Colony 24(1)......  Houston, TX            11/97         24      5,098     107,690   AMC
Oakview 24(1)...........  Omaha, NE              11/97         24      5,098     107,402   AMC
Leawood Town Center 20..  Kansas City, MO        11/97         20      2,995      75,224   AMC
Gulf Pointe 30(2).......  Houston, TX            02/98         30      6,008     130,891   AMC
South Barrington 30.....  Chicago, IL            03/98         30      6,210     130,891   AMC
Cantera 30(2)...........  Chicago, IL            03/98         30      6,210     130,757   AMC
Mesquite 30(2)..........  Dallas, TX             04/98         30      6,008     130,891   AMC
Hampton Town Center 24..  Norfolk, VA            06/98         24      5,098     107,396   AMC
Raleigh Grand 16........  Raleigh, NC            08/98         16      2,596      51,450   Consolidated
Muvico Pompano 18.......  Pompano Beach, FL      08/98         18      3,424      73,637   Muvico
Pompano Kmart...........  Pompano Beach, FL      11/98         --         --      80,540   Kmart
Nickels Restaurant......  Pompano Beach, FL      11/98         --         --       5,600   Nickels
Westminster Promenade...  Westminster, CO        10/98         --         --          --   Multi-Tenant
Muvico Paradise 24......  Davie, FL              11/98         24      4,180      96,497   Muvico
Boise Stadium(1)........  Boise, ID              12/98         20      4,734     140,300   Edwards
Aliso Veijo 20..........  Los Angeles, CA        12/98         20      4,352      98,557   Edwards
                                                              ---     ------   ---------
          TOTAL.........                                      494     97,429   2,302,443

---------------------------

(1) Third party ground leased property. Although EPR is the tenant under the ground leases and has assumed responsibility for performing the obligations thereunder, pursuant to the theatre leases, the tenants are responsible for performing EPR's obligations under the ground leases.

(2) In addition to the theatre property itself, EPR has acquired land parcels adjacent to the theatre property which EPR intends to ground lease or sell to restaurant or other entertainment themed operators.

(3) Property is included as security for a $105 million mortgage facility.

All of the properties are owned or ground leased directly by the Company.

PENDING ACQUISITIONS

On July 22, 1998, EPR announced a definitive agreement with Sofran Powder Springs, Limited Partnership to acquire the Powder Springs 22-screen, 5,194-seat megaplex theatre in suburban Atlanta, Georgia. EPR intends to acquire the 22-screen theatre in the third quarter of 1999. The theatre will be operated by Regal Cinemas, based in Knoxville, Tennessee. According to publicly available information, Regal Cinemas is a national movie exhibitor that operates over 250 theatres in 28 states with more than 2,400 screens.

On February 17, 1999, EPR announced the pending acquisition of the Loews Woodridge 18 theatre located in Woodridge, Illinois in suburban Chicago. EPR intends to acquire the 18 screen, 4,343 seat megaplex theatre during the second quarter of 1999. The theatre will be operated by Loews Cineplex Entertainment Corporation, the world's largest publicly traded theatre exhibition company measured by revenues.

TENANTS AND LEASES

EPR acquired an initial portfolio of sixteen megaplex theatre properties (the "AMC Properties") from subsidiaries of AMCE, including AMC, for an aggregate purchase price of approximately $362 million. Eleven of the AMC Properties were acquired in 1997 and five were acquired in 1998. Twelve of the AMC Properties were described in the Company's IPO Prospectus as the "Initial Properties" to be acquired by the Company, and four AMC Properties were among the "Option Properties" described in the IPO Prospectus. The AMC Properties have an aggregate of 396 screens and 78,160 seats. Each AMC Property is located in a large metropolitan market and was constructed on or after May 1995. Each AMC Property was acquired by the Company at a price equal to AMCE's cost of development and construction.

EPR's existing leases with AMC (the "AMC Leases") provide for aggregate annual rentals of approximately $38.3 million, or an average annual rental of approximately $2.4 million per Property. AMC's obligations under each Lease are guaranteed by AMCE. The Leases have initial terms ranging from 13 to 15 years (the "Fixed Term") and may be extended upon the same terms and conditions for four additional five-year terms (each, an "Extended Term") at the option of AMC. The Leases are triple-net leases that require AMC to pay substantially all expenses associated with the operation of the Properties, including taxes and other governmental charges, insurance, utilities, service, maintenance and any ground lease payments. Each Lease requires that, for a period of ten years, AMC must operate the Property only as a movie theatre and activities incidental thereto.

The rental schedules under the AMC Leases provide a stable source of cash flow while allowing EPR to participate in future revenue growth experienced at those theatres. Rent for the first year of each Lease is set at a fixed amount and is subject to increase each year by the percentage increase in the Consumer Price Index ("CPI") for the previous year, not to exceed 2%. In addition, once AMC earns revenues in excess of a baseline amount it becomes obligated to pay annual percentage rent on the basis of such revenues. However, EPR does not expect to receive any annual percentage rent from AMC for at least five years after the commencement date of each Lease.

During each Fixed Term, certain of AMC's obligations, including payment obligations, under each Lease are cross-defaulted to each of the other AMC Leases until AMCE's senior debt obligations or corporate credit are rated investment grade or AMC's rental payments to EPR represent less than 50% of AMC's Lease obligations, but AMC's payment obligations under the Leases and AMCE's obligations under its guarantees are not secured by any assets of AMC or AMCE.

Rental amounts for the properties purchased from AMC were determined by the management of AMCE and EPR and were not negotiated on an arms-length basis. The rental payments are based on an initial capitalization rate of 10.5%, which EPR believes reflects the fair market value of the AMC Properties to the Company based on rates for comparable triple-net lease transactions.

EPR has the option to purchase one additional megaplex theatre property from AMCE, or its affiliates, located in Livonia, Michigan for a purchase price equal to AMCE's cost of developing and constructing the property. The Livonia theatre, when and if acquired by the Company, would be leased to AMC on a triple-net basis on terms similar to the Company's existing AMC Leases.

Until November 2002, EPR has a right of first refusal and first offer to purchase and lease back to AMC any megaplex theatre and related entertainment property acquired or developed and owned (or ground leased) by AMCE or its subsidiaries, exercisable upon AMCE's intended disposition of the property. This right to purchase is intended to give the Company access to new projects developed by AMCE and its subsidiaries, thereby providing opportunities for future growth, although AMCE may lease entertainment and entertainment-related properties from owners other than the Company.

AMCE is one of the leading theatrical exhibition companies in North America measured by revenues, and is an industry leader in the development of megaplex theatre complexes. In the fiscal year ended April 2, 1998, AMCE's consolidated revenues were $846.8 million. As of April 2, 1998, AMCE, through its subsidiaries, operated 229 theatres with an aggregate of 2,442 screens located in 23 states, the District of Columbia, Portugal and Japan. Approximately 61% of the screens operated by AMCE are located in Florida, California, Texas, Missouri and Michigan and approximately 70% of AMCE's domestic screens are located in areas among the 20 largest U.S. "Designated Market Areas" (television market as defined by Nielsen Media Research).

The Company acquired the Raleigh Grand 16 megaplex theatre property in Raleigh, North Carolina from Real Estate Innovations LLC ("REI") in the third quarter of 1998. The Lease provides for a base term of 20 years with minimum annual rental payments and percentage rent payments. The theatre is operated by Consolidated Theaters. In addition, the Company has the option to acquire, for a pre-determined price, three additional megaplex movie theatre properties to be developed by REI and operated by Consolidated Theatres in the South and Mid-Atlantic regions.

The Company acquired two megaplex theatre properties operated by Muvico in 1998. Leases for the Muvico properties provide for a base term of 20 years with minimum annual rental payments and percentage rent payments. In addition, the Company has the option to acquire, for a pre-determined price, five additional megaplex movie theatre properties, predominantly located in the State of Florida, to be operated by Muvico.

The Company acquired two megaplex theatre properties from Edwards in the fourth quarter of 1998. Leases for the Edwards properties provide for a base term of 20 years with minimum annual rental payments and percentage rent payments. In addition, the Company has a right of first refusal to acquire four additional megaplex movie theatre properties currently operated by Edwards in the State of California. The Company's rights under the agreement include the ability to match any purchase offer for the sites during the right of first refusal period.

We continue to evaluate potential megaplex theatre properties for acquisition and lease-back to quality theatre operators, as well as additional opportunities to develop or acquire ETRC's.

                                USE OF PROCEEDS

Unless otherwise indicated in the applicable Prospectus Supplement, EPR intends to use the net proceeds from any sale of Shares for general corporate purposes, including the acquisition of properties and repayment of debt. Net proceeds from the sale of Shares may initially be temporarily invested in short-term securities.

                        FEDERAL INCOME TAX CONSEQUENCES

The following summary of material federal income tax consequences is based on current law and does not intend to deal with all aspects of taxation that may be relevant to particular shareholders in light of their personal investment or tax circumstances, or to certain types of shareholders (including insurance companies, financial institutions and broker-dealers) subject to special treatment under the federal income tax laws.

EACH PROSPECTIVE INVESTOR IS ADVISED TO CONSULT HIS OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF SHARES.

EPR believes it has operated in a manner that permits it to satisfy the requirements for taxation as a REIT under the applicable provisions of the Code. EPR intends to continue to satisfy those requirements. No assurance can be given, however, that these requirements will be met.

The provisions of the Code and the Treasury Regulations thereunder relating to qualification and operation as a REIT are highly technical and complex. The following describes the material aspects of the laws that govern the federal income tax treatment of a REIT and its shareholders. This summary is qualified in its entirety by the applicable Code provisions, rules and Treasury Regulations thereunder, and administrative and judicial interpretations thereof. Armstrong Teasdale LLP has acted as tax counsel to the Company in connection with the Company's election to be taxed as a REIT.

In the opinion of Armstrong Teasdale LLP, commencing with the Company's taxable year that ended on December 31, 1997, the Company has been organized in conformity with the requirements for qualification as a REIT, and its method of operation has and will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion is based on various assumptions and is conditioned upon certain factual representations made by EPR. Moreover, our qualification and taxation as a REIT depends upon our ability to meet, through actual annual operating results, distribution levels and diversity of Share ownership, the various qualification tests imposed under the Code discussed below, the results of which will not be reviewed by Armstrong Teasdale LLP. Accordingly, no assurance can be given that the actual results of the Company's operations for any particular taxable year will satisfy these requirements. See "Failure to Qualify."

In brief, if certain detailed conditions imposed by the REIT provisions of the Code are satisfied, entities such as EPR that invest primarily in real estate and that otherwise would be treated for federal income tax purposes as corporations are generally not taxed at the corporate level on their "REIT Taxable Income" (generally the REIT's taxable income adjusted for, among other things, the disallowance of the dividends-received deduction generally available to corporations) that is currently distributed to shareholders. This treatment substantially eliminates the "double taxation" (i.e., taxation at both the corporate and shareholder levels) that generally results from investing in corporations.

If EPR fails to qualify as a REIT in any year, however, it will be subject to federal income tax as if it were a domestic corporation, and its shareholders will be taxed in the same manner as shareholders of ordinary corporations. In this event, EPR could be subject to potentially significant tax liabilities and the amount of cash available for distribution to its shareholders could be reduced.

TAXATION OF THE COMPANY

  General

In any year in which EPR qualifies as a REIT, in general, it will not be subject to federal income tax on that portion of its net income that it distributes to shareholders. However, EPR will be subject to federal income tax in these regards: (a) EPR will be taxed at regular corporate rates on any undistributed REIT Taxable Income, including undistributed net capital gains. (However, a REIT can elect to "pass through" any of its taxes paid on its undistributed net capital gain to its shareholders on a pro rata basis), (2) under certain circumstances, EPR may be subject to the "alternative minimum tax" on its items of tax preference, (3) if EPR has: (i) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business; or (ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income, (4) if EPR has net income from "prohibited transactions" (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than property held for at least four years, foreclosure property and property involuntarily converted), such income will be subject to a 100% tax, (5) if EPR fails to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which EPR fails the 75% gross income test or the 95% gross income test, multiplied by (b) a fraction intended to reflect EPR's profitability, (6) if EPR fails to distribute during each calendar year at least the sum of: (i) 85% of its ordinary income for that year; (ii) 95% of its capital gain net income for that year; and (iii) any undistributed taxable income from prior periods, EPR would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed, (7) if EPR acquires any asset from a C-corporation (i.e., generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the asset in EPR's hands is determined by reference to the basis of the asset (or any other property) in the hands of the C-corporation, and EPR recognizes gain on the disposition of such asset during the 10 year period beginning on the date on which that asset was acquired by EPR, then, to the extent of any built-in gain at the time of acquisition, such gain will be subject to tax at the highest regular corporate rate.

  Requirements for Qualification

The Code defines a REIT as a corporation, trust or association (1) which is managed by one or more trustees or directors, (2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest, (3) which would be taxable as a domestic corporation but for Sections 856 through 860 of the Code, (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code,
(5) the beneficial ownership of which is held by 100 or more persons (the "100 person test"), (6) not more than 50% in value of the outstanding shares of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code) at any time during the last half of each taxable year (the "closely-held test"), and (7) which meets certain other tests, described below, regarding the nature of income and assets. The Treasury has proposed legislation that would also prohibit a REIT from owning securities in a corporation that represent 10 percent of the corporation's vote or value. The Code provides that conditions (1) through (4) must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and (6) did not apply until after the first taxable year for which an election was made by EPR to be taxed as a REIT. In addition, beginning in 1998, a REIT's failure to satisfy condition (6) during a taxable year will not result in its disqualification as a REIT under the Code for that taxable year as long as (i) the REIT satisfies the shareholder demand statement requirements described in the succeeding paragraph and (ii) the REIT did not know, or upon exercising reasonable diligence, would not have known, whether it had failed condition (6). The Treasury has also proposed legislation that would change condition (6) by preventing any "person" (i.e., a corporation, partnership or trust) from owning shares of a REIT possessing more than 50% of the total combined voting power of all classes of voting shares or more than 50% of the total value of shares of all classes. A REIT must also report its income for federal income tax purposes based on the calendar year.

In order to assist EPR in complying with the 100 person test and the closely-held test, EPR has placed certain restrictions on the transfer of its Shares to prevent further concentration of stock ownership. See "Description of Common Shares." To evidence compliance with these requirements, EPR must maintain records which disclose the actual ownership of its outstanding Shares. In fulfilling its obligations to maintain records, EPR must demand written statements each year from the record holders of designated percentages of its Shares disclosing the actual owners of the Shares. A list of those persons failing or refusing to comply with such demand must be maintained as part of EPR's records. A shareholder failing or refusing to comply with EPR's written demand must submit with his or her tax returns a similar statement disclosing the actual ownership of Shares and certain other information. EPR's Declaration of Trust provides restrictions regarding the transfer of Shares that are intended to assist EPR in continuing to satisfy the Share ownership requirements.

Although EPR intends to satisfy the shareholder demand letter rules described in the preceding paragraph, its failure to satisfy these requirements will not result in its disqualification as a REIT but may result in the imposition of IRS penalties.

In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to that share. In addition, the character of the assets and gross income of a partnership shall retain the same character in the hands of a partner qualifying as a REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests, described below.

  Asset Tests

At the close of each quarter of EPR's taxable year, EPR must satisfy two tests relating to the nature of its assets. First, at least 75% of the value of EPR's total assets must be represented by interests in real property, interests in mortgages on real property, shares in other REIT's, cash, cash items and government securities (as well as certain temporary investments in stock or debt instruments purchased with the proceeds of new capital raised by EPR). Second, although the remaining 25% of EPR's assets generally may be invested without restriction, securities in this class may not exceed either: (i) 5% of the value of EPR's total assets as to any one non-government issuer; or (ii) 10% of the outstanding voting securities of any one issuer. In addition, EPR may own 100% of "qualified REIT subsidiaries," which are, in general, corporate subsidiaries 100% owned by a REIT. All assets, liabilities and items of income, deduction and credit of a qualified REIT subsidiary will be treated as owned and realized directly by EPR.

  Gross Income Tests

There are two separate percentage tests relating to the sources of EPR's gross income which must be satisfied for each taxable year.

The 75% Test. At least 75% of EPR's gross income for each taxable year must be "qualifying income." Qualifying income generally includes (i) "rents from real property" (except as modified below), (ii) interest on obligations collateralized by mortgages on, or interests in, real property, (iii) gains from the sale or other disposition of interests in real property and real estate mortgages, other than gain from property held primarily for sale to customers in the ordinary course of EPR's trade or business ("dealer property"), (iv) dividends or other distributions on shares in other REIT's, as well as gain from the sale of those shares, (v) abatements and refunds of real property taxes,
(vi) income from the operation, and gain from the sale, of property acquired at or in lieu of a foreclosure of the mortgage collateralized by such property ("foreclosure property"), and (vii) commitment fees received for agreeing to make loans collateralized by mortgages on real property or to purchase or lease real property.

In addition, rents received from a tenant will not qualify as rents from real property in satisfying the 75% test (or the 95% test described below) if EPR, or an owner of 10% or more of EPR, directly or constructively owns 10% or more of the tenant (a "related party tenant"). In addition, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as rents from real property. Moreover, an amount received or accrued generally will not qualify as rents from real property (or as interest income) for purposes of the 75% and 95% gross income tests if it is based in whole or in part on the income or profits of any person. Rent or interest will not be disqualified, however, solely by reason of being based on a fixed percentage of receipts or sales. Finally, for rents received to qualify as rents from real property, EPR generally must not operate or manage the property or furnish or render services to tenants, other than through an "independent contractor" from whom EPR derives no revenue. The "independent contractor" requirement, however, does not apply to the extent the services provided by EPR are "usually or customarily rendered" in connection with the rental of space for occupancy only, and are not otherwise considered "rendered to the occupant." For both the related party tenant rules and determining whether an entity qualifies as an independent contractor, certain attribution rules of the Code apply, pursuant to which shares of a REIT held by one entity are deemed held by another.

Under prior law, if a REIT provided impermissible services to its tenants, all of the rent from those tenants would have been disqualified from satisfying the 75% test and 95% test (described below). Beginning in 1998, rents will not be disqualified if a REIT provides de minimis impermissible services. Services provided to tenants are considered de minimis where income derived from the services equals 1% or less of all income derived from the property (threshold determined on a property-by-property basis). For purposes of this 1% threshold, the amount treated as received for any service shall not be less than 150% of the direct cost to EPR in furnishing or rendering the services.

The 95% Test. In addition to deriving 75% of its gross income from the sources listed above, at least 95% of EPR's gross income for each taxable year must be derived from the above-described qualifying income, or from dividends, interest or gains from the sale or disposition of stock or other securities that are not dealer property. Dividends and interest on any obligation not collateralized by an interest in real property are included for purposes of the 95% test, but not for purposes of the 75% test. Furthermore income earned on interest rate swaps and caps entered into as liability hedges against variable rate indebtedness qualify for the 95% test (but not the 75% test). Beginning in 1998, income earned on liability hedges against all of a REIT's indebtedness, such as options, futures, and forward contracts, will qualify for the 95% test (but not the 75% test). In certain cases, Treasury Regulations treat a debt instrument and a liability hedge as a synthetic debt instrument for all purposes of the Code. If a liability hedge entered into by a REIT is subject to these rules, income earned thereon will operate to reduce its interest expense, and, therefore such income will not affect the REIT's compliance with either the 75% or 95% tests.

Even if EPR fails to satisfy one or both of the 75% or 95% tests for any taxable year, it may still qualify as a REIT for that year if it is entitled to relief under certain provisions of the Code. These relief provisions will generally be available if (i) EPR's failure to comply was due to reasonable cause and not to willful neglect, (ii) EPR reports the nature and amount of each item of its income included in the 75% and 95% tests on a schedule attached to its tax return, and (iii) any incorrect information on this schedule is not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances EPR would be entitled to the benefit of these relief provisions. If these relief provisions apply, EPR will, however, still be subject to a special tax upon the greater of the amount by which it fails either the 75% or 95% test for that year.

The 30% Test. Prior to 1998, EPR must have derived less than 30% of its gross income for each taxable year from the sale or other disposition of (i) real property held for less than four years (other than foreclosure property and involuntary conversions), (ii) stock or securities held for less than one year, and (iii) property in a "prohibited transaction." The 30% test has been repealed effective for tax years beginning after December 31, 1997.

  Annual Distribution Requirements

In order to qualify as a REIT, EPR is required to make distributions (other than capital gain distributions) to its shareholders each year in an amount at least equal to (A) the sum of (i) 95% of EPR's REIT Taxable Income (computed without regard to the dividends paid deduction and the REIT's net capital gain), and
(ii) 95% of the net income (after tax), if any, from foreclosure property, minus
(B) the sum of certain items of non-cash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before EPR timely files its tax return for that year and if paid on or before the first regular distribution payment after such declaration. To the extent EPR does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its REIT Taxable Income, as adjusted, it will be subject to tax on the undistributed amount at regular capital gains or ordinary corporate tax rates, as the case may be. (However, a REIT can elect to "pass through" any of its taxes paid on its undistributed net capital gain to its shareholders on a pro rata basis.) Furthermore, if the REIT should fail to distribute during each calendar year at least the sum of (i) 85% of its ordinary income for that year, (ii) 95% of its net capital gain for that year, and (iii) any undistributed taxable income from prior periods, the REIT would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. For these purposes, dividends declared to shareholders of record in October, November or December of one calendar year and paid by January 31st of the following calendar year are deemed paid as of December 31st of the initial calendar year.

EPR believes it has made and will make timely distributions sufficient to satisfy the annual distribution requirements. It is possible that in the future EPR may not have sufficient cash or other liquid assets to meet the 95% distribution requirement, due to timing differences between the actual receipt of income and actual payment of expenses on the one hand, and the inclusion of such income and deduction of such expenses in computing EPR's REIT Taxable Income on the other hand. Further, it is possible that, from time to time, EPR may be allocated a share of net capital gain attributable to any of depreciated property that exceeds its allocable share of cash attributable to that sale. To avoid any problem with the 95% distribution requirement, EPR will closely monitor the relationship between its REIT Taxable Income and cash flow and, if necessary, will borrow funds in order to satisfy the distribution requirement. See "Risk Factors."

If EPR fails to meet the 95% distribution requirement as a result of an adjustment to its tax return by the IRS, we may retroactively cure the failure by paying a "deficiency dividend" (plus applicable penalties and interest) within a specified period.

  Failure to Qualify

If EPR fails to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, EPR will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to shareholders in any year in which EPR fails to qualify will not be deductible by EPR, nor will they be required to be made. In such event, to the extent of EPR's current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income, and, subject to certain limitations in the Code, corporate shareholders may be eligible for the dividends-received deduction. Unless entitled to relief under specific statutory provisions, EPR will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether EPR would be entitled to such statutory relief.

TAXATION OF SHAREHOLDERS

  Taxation of Taxable Domestic Shareholders

As used herein, the term "U.S. Shareholder" means a holder of Shares who (for U.S. federal income tax purposes) (i) is a citizen or resident of the United States, (ii) is a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof (except, in the case of a partnership, the Treasury provides otherwise by regulations), (iii) is an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) is a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons shall also be considered U.S. Shareholders.

As long as EPR qualifies as a REIT, distributions made out of its current or accumulated earnings and profits (and not designated as capital gain dividends) will constitute dividends taxable to its taxable U.S. Shareholders as ordinary income. Such distributions will not be eligible for the dividends received deduction otherwise available with respect to dividends received by U.S. Shareholders that are corporations. Distributions made by EPR that are properly designated as capital gain dividends will be taxable to U.S. Shareholders as gains (to the extent they do not exceed EPR's actual net capital gain for the taxable year) from the sale or disposition of a capital asset. Depending on the period of time EPR held the assets which produced the gains, and on certain designations, if any, which may be made by EPR, such gains may be taxable to noncorporate U.S. Shareholders at a 20% or 25% rate. U.S. Shareholders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income. To the extent EPR makes distributions (not designated as capital gain dividends) in excess of its current and accumulated earnings and profits, such distributions will be treated first as a tax-free return of capital to each U.S. Shareholder, reducing the adjusted basis which such U.S. Shareholder has in his Shares for tax purposes by the amount of such distribution (but not below zero), with distributions in excess of a U.S. Shareholder's adjusted basis in his Shares taxable as capital gain, provided the Shares have been held as a capital asset (which, with respect to a non-corporate U.S. Shareholder, will be taxable as long-term capital gain if the Shares have been held for more than eighteen months, mid-term capital gain if the Shares have been held for more than one year but not more than eighteen months, or short-term capital gain if the Shares have been held for one year or less). Dividends declared by EPR in October, November or December of any year and payable to a shareholder of record on a specified date in any such month shall be treated as both paid by EPR and received by the shareholder on December 31st of that year; provided the dividend is actually paid by EPR on or before January 31st of the following calendar year. Shareholders may not include in their own income tax returns any net operating losses or capital losses of EPR.

Distributions made by EPR and gain arising from the sale or exchange by a U.S. Shareholder of Shares will not be treated as passive activity income, and, as a result, U.S. Shareholders generally will not be able to apply any "passive losses" against such income or gain. Distributions made by EPR (to the extent they do not constitute a return of capital) generally will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of Shares (or distributions treated as such), will not be treated as investment income under certain circumstances.

Upon any sale or other disposition of Shares, a U.S. Shareholder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received on such sale or other disposition, and (ii) the holder's adjusted basis in the Shares for tax purposes. Such gain or loss will be capital gain or loss if the Shares have been held by the U.S. Shareholder as a capital asset and, with respect to a non-corporate U.S. Shareholder, will be long-term gain or loss if the Shares have been held for more than one year at the time of disposition. In general, any loss recognized by a U.S. Shareholder upon the sale or other disposition of Shares that have been held for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss, to the extent of capital gain dividends received by such U.S. Shareholder from EPR which were required to be treated as long-term capital gains.

  Backup Withholding

EPR will report to its domestic shareholders and to the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any from those dividends. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to dividends paid and redemption proceeds unless the shareholder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. Notwithstanding the foregoing, EPR will institute backup withholding with respect to a shareholder when instructed to do so by the IRS. A shareholder that does not provide EPR with his correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the shareholder's federal income tax liability.

TAXATION OF TAX-EXEMPT SHAREHOLDERS

The IRS has issued a revenue ruling in which it held that amounts distributed by a REIT to a tax-exempt employees' pension trust do not constitute unrelated business taxable income ("UBTI"). Revenue rulings, however, are interpretive in nature and are subject to revocation or modification by the IRS. Based upon the ruling and the analysis therein, distributions by EPR to a shareholder that is a tax-exempt entity should not constitute UBTI, provided the tax exempt entity has not financed the acquisition of its Shares with "acquisition indebtedness" within the meaning of the Code, and that the Shares are not otherwise used in an unrelated trade or business of the tax-exempt entity. In addition, REITs generally treat the beneficiaries of qualified pension trusts as the beneficial owners of REIT shares owned by such pension trusts for purposes of determining if more than 50% of the REIT's shares are owned by five or fewer individuals. However, if a pension trust owns more than 10% of the REIT's shares, it can be subject to UBTI on all or a portion of REIT dividends made to it, if the REIT is treated as a "pension-held REIT." EPR does not expect to be treated as a "pension-held REIT." Consequently, a pension trust shareholder should not be subject to UBTI on dividends that it receives from EPR. However, because the Shares are publicly traded, no assurance can be given in this regard.

TAXATION OF FOREIGN SHAREHOLDERS

The rules governing U.S. federal income taxation of the ownership and disposition of Shares by persons who or are not U.S. Shareholders ("Non-U.S. Shareholders") are complex and no attempt is made in this Prospectus to provide more than a summary of these rules. Prospective Non-U.S. Shareholders should consult with their own tax advisors to determine the impact of federal, state, local and any foreign income tax laws with regard to an investment in EPR, including any reporting requirements.

Distributions that are not attributable to gain from sales or exchanges by EPR of "United States real property interests" ("USRPIs"), as defined in the Code, and not designated by EPR as capital gain dividends will be treated as dividends of ordinary income to the extent they are made out of current or accumulated earnings and profits of EPR. Unless such distributions are effectively connected with the Non-U.S. Shareholder's conduct of a U.S. trade or business (or, if an income tax treaty applies, are attributable to a U.S. permanent establishment of the Non-U.S. Shareholder), the gross amount of the distributions will ordinarily be subject to U.S. withholding tax at a 30% or lower treaty rate, if applicable. In general, Non-U.S. Shareholders will not be considered engaged in a U.S. trade or business (or, in the case of an income tax treaty, as having a U.S. permanent establishment) solely by reason of their ownership of Shares. If income on Shares is treated as effectively connected with the Non-U.S. Shareholder's conduct of a U.S. trade or business (or, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Shareholder), the Non-U.S. Shareholder generally will be subject to a tax at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such distributions (and may also be subject to the 30% branch profits tax in the case of a shareholder that is a foreign corporation). EPR expects to withhold U.S. income tax at the rate of 30% on the gross amount of any distributions of ordinary income made to a Non-U.S. Shareholder unless (i) a lower treaty rate applies and proper certification is provided, or (ii) the Non-U.S. Shareholder files an IRS Form 4224 with EPR claiming that the distribution is effectively connected with the Non-U.S. Shareholder's conduct of a U.S. trade or business (or, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Shareholder).

Pursuant to Treasury Regulations, dividends paid to an address in a country outside the United States are generally presumed to be paid to a resident of such country for purposes of ascertaining the withholding requirement discussed above and the applicability of a tax treaty rate. Under certain income tax treaties, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT. Under recently promulgated Temporary Treasury Regulations, certain Non-U.S. Shareholders who seek to claim the benefit of an applicable treaty rate will be required to satisfy certain residency requirements. In addition, certain certification and disclosure requirements must be satisfied under the effectively connected income and permanent establishment exemptions discussed in the preceding paragraph.

Unless the Shares constitute a USRPI, distributions in excess of current and accumulated earnings and profits of EPR will not be taxable to a shareholder to the extent such distributions do not exceed the adjusted basis of the shareholder's Shares but rather will reduce the adjusted basis of the Shares. To the extent such distributions exceed the adjusted basis of a Non-U.S. Shareholder's Shares, such distributions will give rise to tax liability if the Non-U.S. Shareholder would otherwise be subject to tax on any gain from the sale or disposition of his Shares, as described below. If it cannot be determined at the time a distribution is made whether or not the distribution will be in excess of current and accumulated earnings and profits, the distributions will be subject to withholding at the same rate as dividends. If, however, Shares are treated as a USRPI, then unless otherwise treated as a dividend for withholding tax purposes as described below, any distributions in excess of current or accumulated earnings and profits will generally be subject to 10% withholding and, to the extent such distributions also exceed the adjusted basis of a Non-U.S. Shareholder's Shares, they will also give rise to gain from the sale or exchange of the Shares, the tax treatment of which is described below.

Distributions that are designated by EPR at the time of distribution as capital gain dividends (other than those arising from the disposition of a USRPI) generally will not be subject to taxation, unless (i) investment in the Shares is effectively connected with the Non-U.S. Shareholder's United States trade

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

or business (or, if an income tax treaty applies, it is attributable to a United States permanent establishment of the Non-U.S. Shareholder), in which case the Non-U.S. Shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain (except that a shareholder that is a foreign corporation may also be subject to the 30% branch profits tax), or (ii) the Non-U.S. Shareholder is a non-resident alien individual who is present in the United States for 183 days or more during the taxable year and either has a "tax home" in the United States or sold his or her Shares under circumstances in which the sale was attributable to a U.S. office, in which case the non-resident alien individual will be subject to a 30% tax on the individual's capital gains.

For each year in which EPR qualifies as a REIT, distributions that are attributable to gain from sales or exchanges by EPR of USRPIs ("USRPI Capital Gains"), such as properties beneficially owned by EPR, will be taxed to a Non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, such distributions are taxed to a Non-U.S. Shareholder as gain effectively connected with a U.S. trade or business regardless or whether such dividends are designated as capital gain dividends. Non-U.S. Shareholders would thus be taxed at the normal capital gain rates applicable to U.S. shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals) on such distributions. Also, distributions of USRPI Capital Gains may be subject to a 30% branch profits tax in the hands of a foreign corporate shareholder not entitled to treaty exemption or rate reduction. EPR is required by applicable Treasury Regulations to withhold a portion of any distribution consisting of USRPI Capital Gains. This amount may be creditable against the Non-U.S. Shareholder's FIRPTA tax liability.

Gain recognized by a Non-U.S. shareholder upon a sale of Shares will generally not be taxed under FIRPTA if the Shares do not constitute a USRPI. Shares will not be considered a USRPI if the Company is a "domestically controlled REIT," or if the Shares are part of a class that is regularly traded on an established securities market and the holder owned less 5% of the class sold during a specified testing period. A "domestically controlled REIT" is defined generally as a real estate investment trust in which at all times during a specified testing period less than 50% in value of the shares was held directly or indirectly by foreign persons. EPR believes that it is a "domestically controlled REIT," and therefore the sale of Shares will not be subject to taxation under FIRPTA. If the gain on the sale of Shares were to be subject to taxation under FIRPTA, the Non-U.S. Shareholder would be subject to the same treatment as U.S. Shareholders with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals), and the purchaser of the Shares may be required to withhold 10% of the purchase price and remit such amount to the IRS. However, since Shares are is publicly traded, no assurance can be given in this regard.

Gain not subject to FIRPTA will be taxable to a Non-U.S. shareholder if (i) investment in the Shares is effectively connected with a U.S. trade or business of the Non-U.S. Shareholder (or, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Shareholder), in which case the Non-U.S. Shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain, or (ii) the Non-U.S. Shareholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a "tax home" in the U.S., in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains. If the gain on the sale of Shares were to be subject to taxation under FIRPTA, the Non-U.S. Shareholder would be subject to the same treatment as U.S. Shareholders with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals).

If the proceeds of a disposition of Shares are paid by or through a U.S. office of a broker, the payment is subject to information reporting and backup withholding unless the disposing Non-U.S. Shareholder certifies as to his name, address and non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the U.S. through a non-U.S. office of a non-U.S. broker. U.S. information reporting requirements (but not backup withholding) will apply, however, to a payment of disposition proceeds outside the U.S. if (i) the payment is made through an office outside the U.S. of a broker that is either (a) a U.S. person, (b) a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S. or (c) a "controlled foreign corporation" for U.S. federal income tax purposes, and (ii) the broker fails to obtain documentary evidence that the shareholder is a Non-U.S. Shareholder and that certain conditions are met or that the Non-U.S. Shareholder otherwise is entitled to an exemption.

Final regulations dealing with withholding tax on income paid to foreign persons and related matters (the "New Withholding Regulations") were recently promulgated. In general, the New Withholding Regulations do not significantly alter the substantive withholding and information reporting requirements described above, but unify current certification procedures and forms and clarify reliance standards. For example, the New Withholding Regulations adopt a certification rule under which a Non-U.S. Shareholder who wishes to claim the benefit of an applicable treaty rate with respect to dividends received from a U.S. corporation will be required to satisfy certain certification and other requirements. In addition, the New Withholding Regulations require a corporation that is a REIT to treat as a dividend the portion of a distribution that is not designated as a capital gain dividend or return of basis and apply the 30% withholding tax (subject to any applicable deduction or exemption) to such portion, and to apply the FIRPTA withholding rules (discussed above) with respect to the portion of the distribution designed by the REIT as capital gain dividend. The New Withholding Regulations will generally be effective for payments made after December 31, 1999, subject to certain transition rules.

EXCEPT AS PROVIDED IN THIS PARAGRAPH, THE DISCUSSION SET FORTH ABOVE IN "TAXATION OF FOREIGN SHAREHOLDERS" DOES NOT TAKE THE NEW WITHHOLDING REGULATIONS INTO ACCOUNT. PROSPECTIVE NON-U.S. SHAREHOLDERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE NEW WITHHOLDING REGULATIONS.

POSSIBLE LEGISLATIVE OR OTHER ACTIONS AFFECTING TAX CONSEQUENCES

Prospective investors should recognize that the present federal income tax treatment of an investment in EPR may be modified by legislative, judicial or administrative action at any time, and that any such action may affect investments and commitments previously made. The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department, resulting in revisions or regulations and revised interpretations of established concepts as well as statutory changes. Revisions in federal tax laws and interpretations thereof could adversely affect the tax consequences of an investment in EPR.

STATE TAX CONSEQUENCES AND WITHHOLDING

EPR and its shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of EPR and its shareholders may not conform to the federal income tax consequences discussed above. Several states in which EPR may own properties treat REITs as ordinary corporations. EPR does not believe, however, that shareholders will be required to file state tax returns, other than in their respective states of residence, as a result of the ownership of Shares. However, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in EPR.

EACH INVESTOR IS ADVISED TO CONSULT WITH HIS OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OF THE OWNERSHIP AND SALE OF SHARES IN AN ENTITY ELECTING TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE, AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

                          DESCRIPTION OF COMMON SHARES

This summary of our Shares is not meant to be complete and is qualified in its entirety by reference to our Declaration of Trust and Bylaws, copies of which have been filed as Exhibits to a Current Report on Form 8-K that was filed with the SEC on June 7, 1999.

GENERAL

Our Declaration of Trust authorizes us to issue up to 50,000,000 common shares and up to 5,000,000 preferred shares. As permitted by Maryland law, our Declaration of Trust permits the Board of Trustees, without shareholder approval, to amend the Declaration of Trust from time to time to increase or decrease the aggregate number of shares or the number of shares of any class that we have authority to issue. Under Maryland law, a shareholder is not personally liable for the obligations of a REIT solely as a result of his or her status as a shareholder.

The transfer agent and registrar for our Shares is UMB Bank, n.a.

COMMON SHARES

Holders of our common Shares have the following rights:

  - Dividends -- Common shareholders have the right to receive dividends when and as declared by the Board of Trustees

  - Voting Rights -- Common shareholders have the right to vote their Shares. Each Share has one vote on all matters submitted for shareholder approval, including the election of trustees. We do not have cumulative voting in the election of trustees, which means that the holders of a majority of the outstanding Shares can elect all of the trustees nominated for election and the holders of the remaining Shares will not be able to elect any trustees.

Liquidation Rights -- If we liquidate, holders of common Shares are entitled to receive all remaining assets available for distribution to shareholders after satisfaction of our liabilities and the preferential rights of any preferred shares that may be issued in the future.

Other Features -- Our outstanding common Shares are fully paid and nonassessable. Common shareholders do not have any preemptive, conversion or redemption rights.

OWNERSHIP LIMIT

Our Declaration of Trust restricts the number of Shares that may be owned by individual shareholders. Generally, for EPR to qualify as a REIT under the Code, not more than 50% in value of its outstanding Shares may be owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities and constructive ownership among specified family members) at any time during the last half of a taxable year. The Shares must also be beneficially owned by 100 or more persons during at least 335 days of a taxable year. In order to maintain EPR's qualification as a REIT, the Declaration of Trust contains restrictions on the acquisition of Shares intended to ensure compliance with these requirements.

Our Declaration of Trust generally provides that any person holding more than 9.8% of our outstanding Shares (the "Ownership Limit") may be subject to forfeiture of the Shares owned in excess of the Ownership Limit ("Excess Shares"). The Excess Shares may be transferred to a trust for the benefit of one or more charitable beneficiaries. The trustee of that trust would have the right to vote the Excess Shares, and dividends on the Excess Shares would be payable to the trustee for the benefit of the charitable beneficiaries. Holders of Excess Shares would be entitled to compensation for their Excess Shares, but that compensation may be less than the price they paid for the Excess Shares. Persons who hold Excess Shares or who intend to acquire Excess Shares must provide written notice to EPR.

All persons who own more than 5% of the number or value of our outstanding Shares must provide written notice to EPR containing certain information by January 31st of each year.

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

                              PLAN OF DISTRIBUTION

We may sell Shares:

  -     through underwriters or dealers;

  -     through agents;

  -     directly to one or more purchasers; or

  -     directly to shareholders.

We may effect the distribution of Shares from time to time in one or more transactions either:

  -     at a fixed price or prices which may be changed;

  -     at market prices prevailing at the time of sale;

  -     at prices relating to those market prices; or

  -     at negotiated prices.

For each offering of Shares, the Prospectus Supplement will describe the plan of distribution.

If we use underwriters in the sale, they will buy the Shares for their own account. The underwriters may then resell the Shares in one or more transactions at a fixed public offering price, at the market price in effect at the time of sale or at a discount from the market price. The obligations of the underwriters to purchase the Shares will be subject to certain conditions. The underwriters will be obligated to purchase all the Shares offered if they purchase any Shares. Any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

If we use dealers in the sale, we will sell Shares to those dealers as principals. The dealers may then resell the Shares to the public at the market price or other prices to be determined by the dealers at the time of resale. If we use agents in the sale, they will use their reasonable best efforts to solicit purchasers for the period of their appointment. If we sell directly, no underwriters or agents would be involved. We are not making an offer of Shares in any state that does not permit such an offer.

Underwriters, dealers and agents that participate in the distribution of Shares may be deemed to be underwriters as defined in the Securities Act. Any discounts, commissions or profit they receive when they resell the Shares may be treated as underwriting discounts and commissions under the Securities Act. We may have agreements with underwriters, dealers and agents to indemnify them against certain civil liabilities, including certain liabilities under the Securities Act, or to contribute to payments that they may be required to make.

We may authorize underwriters, dealers or agents to solicit offers from institutions in which the institution contractually agrees to purchase the Shares from us on a future date at a specified price. This type of agreement may be made only with institutions that we specifically approve. These institutions could include banks, insurance companies, pension funds, investment companies and educational and charitable institutions. The underwriters, dealers or agents will not be responsible for the validity or performance of these agreements.

To facilitate an offering of the Shares, certain persons participating in the offering may engage in transactions that stabilize or maintain the price of the Shares. This may include over-allotments or short sales of the Shares, which involve the sale by persons participating in the offering of more Shares than EPR has sold to them. In those circumstances, these persons would cover the over-allotments or short positions by purchasing Shares in the open market or by exercising an over-allotment option which may be granted to them by EPR. In addition, these persons may stabilize or maintain the price of the Shares by bidding for or purchasing Shares in the open market or by imposing penalty bids, under which selling concessions allowed to dealers participating in the offering may be reclaimed if the Shares they sell are repurchased in stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the Shares at a level above that which might otherwise prevail in the open market. These transactions, if commenced, may be discontinued at any time.

Underwriters, dealers or agents may engage in transactions with us and may perform services for us in the ordinary course of business.

                                 LEGAL MATTERS

Armstrong Teasdale LLP, Kansas City, Missouri, will issue an opinion about the legality of the Shares and EPR's qualification and taxation as a REIT under the Code. In addition, the description of EPR's taxation and qualification as a REIT under the caption "Federal Income Tax Consequences" will be based upon the opinion of Armstrong Teasdale LLP. Underwriters, dealers or agents who we identify in a Prospectus Supplement may have their counsel give an opinion on certain legal matters relating to the Shares or the offering.

                                    EXPERTS

The consolidated financial statements and schedule of EPR appearing in our Annual Report on Form 10-K for the year ended December 31, 1998, have been audited by Ernst & Young LLP, independent auditors, as stated in their report thereon included in the Annual Report on Form 10-K and incorporated in this Prospectus by reference. Such consolidated financial statements and schedule are incorporated by reference in reliance on the report given upon the authority of that firm as experts in auditing and accounting.

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                      [ENTERTAINMENT PROPERTIES TUST LOGO]

                         ENTERTAINMENT PROPERTIES TRUST

                                   1,200,000
                                 COMMON SHARES
                             OF BENEFICIAL INTEREST

             ------------------------------------------------------
                             PROSPECTUS SUPPLEMENT
             ------------------------------------------------------

                                  JUNE 3, 1999

                           [CIBC WORLD MARKETS LOGO]

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WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER INDIVIDUAL TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ATTACHED PROSPECTUS IN CONNECTION WITH THIS OFFERING. YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR CONTAINED IN THIS PROSPECTUS OR ANY SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT OR ADDITIONAL INFORMATION. WE ARE NOT MAKING AN OFFER TO SELL NOR ARE WE SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS.